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Re:	Worthington Steel, Inc.

Amendment No. 3 to Draft Registration Statement on Form 10-12B

Submitted August 25, 2023

CIK No. 0001968487

Ladies and Gentlemen:

On behalf of our client, Worthington Steel, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated September 6, 2023 relating to Amendment No. 3 to Draft Registration Statement on Form 10 confidentially submitted on August 25, 2023 (the “Registration Statement”) by the Company.

The Company has confidentially submitted today Amendment No. 4 to the Registration Statement (“Amendment No. 4”) together with this letter, via EDGAR. Upon request by the Staff, we will provide to the Staff copies of this letter as well as both a clean copy of Amendment No. 4 and a copy marked to show all changes from the Registration Statement confidentially submitted on August 25, 2023.

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 4.

September 14, 2023

Amendment No. 3 to Draft Registration Statement on Form 10-12B

Capitalization, page 42

1.	Please address the following in the capitalization section:

•

The introductory paragraph under this heading states the capitalization table sets forth your cash and [cash] equivalents and capitalization as of May 31, 2023 on a pro forma basis to give effect to the Transactions, as defined in “Summary Historical and Pro Forma Combined Financial Data”. Please revise such that the introductory paragraph briefly describes all transactions for which you are adjusting.

•	Please double underline the cash and cash equivalents amounts to highlight that these amounts are not included in total capitalization.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 42 of Amendment No. 4.

Unaudited Pro Forma Combined Statement of Earnings, page 46

2.

In the Transaction Accounting Adjustments column, it appears the sub-totals for earnings before income taxes and net earnings, and the total for net earnings attributable to controlling interest do not add up correctly. Please revise the disclosures as appropriate.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on page 46 of Amendment No. 4.

Notes to Unaudited Pro Forma Combined Financial Statements, page 47

3.

Refer to Transaction Accounting Adjustment (a) which reflects the effects of your anticipated post-separation capital structure, including $150.0 million cash distribution to Parent, which is expected to be funded through $550.0 million senior secured revolving credit facility, anticipated to be executed in connection with the separation. Please disclose if the separation transaction is conditional on the receipt of the debt proceeds. If not, disclose how you determined the receipt of the debt proceeds is probable such that these adjustments are appropriately presented in the pro forma financial statements based on the requirement of Rule 11-01(a)(8) of Regulations S-X.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has revised the disclosure on pages v and 128 of Amendment No. 4.

*****

Should any questions arise in connection with the foregoing responses or Amendment No. 4, or if you need any additional information, please do not hesitate to contact me at (312) 876-7681 or cathy.birkeland@lw.com.

September 14, 2023

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland, Esq. of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Alexa Berlin of Latham & Watkins LLP

Patrick Kennedy, Vice President, General Counsel and Secretary of Worthington Industries, Inc.

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